Exhibit 23
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in this Registration Statement (No. 333-51854) on Form S-8 of Kansas City Southern of our report dated June 27, 2008 relating to our audit of the statement of net assets available for benefits of the Kansas City Southern 401(k) and Profit Sharing Plan as of December 31, 2007 and the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedules of assets (held at end of year) and delinquent participant contributions as of or for the year ended December 31, 2007 which report appears in the December 31, 2007 annual report on Form 11-K of the Kansas City Southern 401(k) and Profit Sharing Plan.
/s/ McGladrey & Pullen, LLP
Kansas City, Missouri
June 27, 2008